Exhibit 10.34

May 13, 2013

Jonathan H. Zabusky

Re: Transaction and Severance Benefits

Dear Jonathan:

As you know, Seamless North America, LLC (the “Company”) intends to enter into a reorganization and contribution agreement with GrubHub, Inc., a Delaware corporation (“GrubHub”) and certain other parties named therein, pursuant to which (among other things), the businesses of GrubHub and the Company will be combined (collectively, the “Transaction”). You are currently a party to an Agreement Relating to Employment and Post-Employment Competition with the Company (the “Employment Agreement”), pursuant to which you may become entitled to receive certain severance benefits and payments upon certain terminations of employment. In connection with the Transaction, the Company has determined to amend the severance benefits provided under Employment Agreement and provide you with certain other benefits, in each case, as set forth in this letter agreement (this “Letter Agreement”). All capitalized terms used but not otherwise defined in this letter have the meanings set forth in your Employment Agreement.

1. Effectiveness. This Letter Agreement will become effective only upon the closing of the Transaction (the “Closing”). If the Closing does not occur for any reason, this Letter Agreement shall be null and void ab initio and of no force and effect.

2. Accelerated Vesting. Notwithstanding anything to the contrary in your Employment Agreement or any other agreement between you and the Company to the contrary, twenty-five percent (25%) of the Common Units subject to your Pre-Closing Options (as defined below) that would have otherwise been unvested as of the one (1) year anniversary of the date on which the Closing occurs (the “Closing Date”) will vest on the six (6)-month anniversary of the Closing Date, subject to your continued employment with the Company through such date. Any such accelerated vesting that occurs in connection with the preceding sentence (the “Six-Month Acceleration”) will be applied pro-rata with respect to each Pre-Closing Option. For purposes of this Letter Agreement, “Pre-Closing Options” means your options to purchase Common Units of the Company that were outstanding as of immediately prior to the Closing.

3. Waiver of Material Diminution. Notwithstanding anything to the contrary in your Employment Agreement, you hereby waive and relinquish your rights to terminate your employment and claim that such termination is due to a Material Diminution based on changes that may occur on or after the Closing.

4. Post-Closing Severance. Notwithstanding anything to the contrary in your Employment Agreement and in lieu of any severance benefits therein, if you are terminated by the Company without Cause or you voluntarily terminate your employment for Good Reason (as defined below), in each case, during the Post-Closing Period (as defined below), you will be entitled to receive the following:

(a) an amount in cash equal to one hundred percent (100%) of your annual base salary, payable in installments during the Severance Pay Period in accordance with the terms of your Employment Agreement;

(b) subject to your valid election to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, during the COBRA Period (as defined below), the Company shall continue to provide you and your eligible dependents with coverage under its group health plans at the same levels and the same cost to you as would have applied if your employment had not terminated; provided, that if (i) the Company is unable to continue to cover you under its group health plans, or is unable to do so on a pre-tax basis, or (ii) the Company cannot provide the benefit without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then, in either case, an amount equal to each remaining Company subsidy shall thereafter be paid to you as currently taxable compensation in substantially equal monthly installments over the COBRA Period (or the remaining portion thereof); and

(c) (X) if your employment terminates prior to the Six-Month Acceleration, accelerated vesting of fifty percent (50%) of the Common Units subject to any then-unvested Pre-Closing Options held by you as of your termination date, (Y) if your employment terminates on or following the Six-Month Acceleration and during the Acceleration Period, accelerated vesting of (i) fifty percent (50%) of the Common Units subject to any then-unvested Pre-Closing Options held by you as of your termination date that would have vested or been eligible to vest upon or prior to the expiration of the Acceleration Period had your employment not terminated plus (ii) thirty-three percent (33%) of the Common Units subject to any then-unvested Pre-Closing Options held by you as of your termination date that would have vested or been eligible to vest following the expiration of the Acceleration Period had your employment not terminated, or (Z) if your employment terminates following the Acceleration Period and on or prior to the end of the Post-Closing Period, accelerated vesting of thirty-three percent (33%) of the Common Units subject to any then- unvested Pre-Closing Options held by you as of your termination date. Any such accelerated vesting will be applied pro-rata to each Pre-Closing Option.

For purposes of this Letter Agreement, (x) “Post-Closing Period” means the period beginning on the Closing Date and ending on the earlier of (i) the eighteen (18)-month anniversary of the Closing Date or (ii) the date on which an initial public offering of the Company is consummated (the “IPO Date”), (y) “Acceleration Period” means the period beginning on the six (6)-month anniversary of the Closing Date and ending on the twelve (12)-month anniversary of the Closing Date and (z) “Good Reason” means any of the following undertaken without your written consent (1) an involuntary relocation of your principal office to a location more than fifty (50) miles from the location of such office as of the Closing, (2) a change in your title other than to “Chief Executive Officer”, or (3) any change in your reporting relationship that causes you to report to anyone or anything other than the Chief Executive Officer of the Company or the Company’s Board of Directors.

5. Other Pre-Closing Option Terms. Notwithstanding anything in your Employment Agreement or any other agreement between you and the Company to the contrary, upon a termination of your employment with the Company for any reason other than for Cause, you will be entitled to exercise your vested Pre-Closing Options (after giving effect to any acceleration provided for herein) following your termination until the earlier to occur of (i) the one (1)-year anniversary of your termination date or (ii) the seven (7)-month anniversary of the Company’s IPO Date (the “Exercise Period”); provided, that the Exercise Period will not be less than three (3) months following your termination date; and provided further, that in no event will you be entitled to exercise any Pre-Closing Option following the expiration of the original term applicable to such Pre-Closing Option. In addition, notwithstanding anything in your Employment Agreement, any other agreement between you and the Company, or any Company equity incentive plan to the contrary, (a) following the termination of your employment, you will be entitled to pay the exercise price of any vested Pre-Closing Options pursuant to a Net Exercise (as defined in the Company’s 2011 Equity Incentive Plan) and (b) any Common Units issued to you pursuant to your Pre-Closing Options will not be subject to any Company repurchase, call or similar rights upon a termination of your employment.

By signing below, you acknowledge and agree that your Employment Agreement will be amended and, to the extent inconsistent with this Letter Agreement, superseded by this Letter Agreement. Please indicate your acknowledgement of and agreement to the terms and conditions set forth in this Letter Agreement by signing a copy of this Letter Agreement and returning it to the Company as soon as practicable.

Sincerely,

Seamless North America, LLC

/s/ Brian McAndrews
By: Brian McAndrews
Title: Member of the Compensation Committee of the Board of Directors

Acknowledged, Accepted and Agreed:

/s/ Jonathan H. Zabusky	05/13/2013
Jonathan H. Zabusky	Date